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                                                                    Exhibit 23.3

                          Independent Auditors' Consent

The Board of Directors and Shareholders
The Pepsi Bottling Group, Inc.:

We consent to the incorporation by reference of our report dated January 28, 2003, with respect to the consolidated balance sheets of The Pepsi Bottling Group, Inc. as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the fiscal years in the three-year period ended December 28, 2002, which report is included in the December 28, 2002, annual report on Form 10-K of Bottling Group, LLC. Our report refers to the Company's adoption of FASB No. 142, "Goodwill and Other Intangible Assets," as of December 30, 2001.

/s/ KPMG LLP

New York, New York
August 25, 2003